FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated September 1, 2011 – Director's Shareholding
2.	Press release dated September 1, 2011 – Total Voting Rights
3.	Press release dated September 7, 2011 – Director's Shareholding
4.	Press release dated September 9, 2011 – Director/PDMR Shareholding
5.	Press release dated September 13, 2011 – PDMRs' shareholding
6.	Press release dated September 15, 2011 – Director's and PDMR's shareholdings
7.	Press release dated September 16, 2011 – Director/PDMR Shareholding

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 17, 2011

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1
Announcement of dealings by a Director

ARM Holdings plc (the "Company") announces that Mike Inglis, who is a Director of the Company, today sold 150,000 shares at a price of 557.31 pence per share.  His total resultant shareholding is 100,775 shares.

Item 2

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31st August 2011 consists of 1,348,727,898 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,348,727,898.

The above figure 1,348,727,898 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 3

Announcement of dealings by a Director

ARM Holdings plc (the "Company") announces that Tudor Brown, who is a Director of the Company, today sold 181,740 shares at a price of 550.15 pence per share.  His total resultant shareholding is 751,308 shares.

Item 4

Announcement of dealings by Directors

ARM Holdings plc (the "Company") announces that Warren East, who is CEO of the Company, today sold 100,000 shares at a price of 585.5 pence per share.  His total resultant shareholding is 1,194,914 shares. Also Tim Score, who is CFO of the Company today sold 100,000 shares at a price of 584.46 pence per share.  His total resultant shareholding is 288,387 shares.

Item 5

Announcement of dealings by PDMRs

ARM Holdings plc (the "Company") announces that on 12 September 2011 Graham Budd, who is a PDMR of the Company, exercised an option over 11,604 shares under the Company's SAYE Share Option Scheme ("the Scheme") at an option price of 81.0 pence per share and sold the shares at a price of 574.35 pence per share.  His total resultant holding is unchanged at 263,628 shares.

On the same day Patricia Alsop, who is a PDMR of the Company, also exercised an option over 11,604 shares under the Scheme at an option price of 81.0 pence per share. She retained the shares and her total resultant holding increased to 103,671 shares.

Item 6

Announcement of dealings by a Director and a PDMR

ARM Holdings plc (the "Company") announces that on 14 September 2011 Mike Muller, who is a Director of the Company, sold 100,000 shares at a price of 577.0 pence per share.  His total resultant shareholding is 1,157,366 shares. On the same date Ian Drew, who is a PDMR of the Company sold 40,000 shares at a price of 576.8 pence per share.  His total resultant shareholding is 45,278 shares.

Item 7

Announcement of dealings by a Director and a PDMR

ARM Holdings plc (the "Company") announces that Tudor Brown, who is a Director of the Company, today sold 100,000 shares at a price of 600.0 pence per share.  His total resultant shareholding is 651,308 shares.

On the same date John Cornish, who is a PDMR of the Company, sold 30,000 shares at a price of 607.6 pence per share and 2,500 shares at a price of 600.5 pence per share.  His wife sold 2,500 shares at a price of 600.5 pence per share.  Their total resultant shareholding is 14,319 shares.

These holdings do not include shares earned through the Deferred Annual Bonus Plan which have not yet vested.  See ARM's 2010 annual report for details of this plan.